Exhibit 99.2

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: 33 (1) 47 44 68 21

Catherine ENCK
Tel.: 33 (1) 47 44 37 76

Patricia MARIE
Tel.: 33 (1) 47 44 45 90

Paul FLOREN
Tel.: 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel.: 33 (1) 47 44 47 49

Bertille ARON
Tel.: 33 (1) 47 44 67 12

Laurence FRANCISCO
Tel.: 33 (1) 47 44 51 04

Mary DWYER
Tel.: 33 (1) 47 44 21 19

Isabelle CABROL
Tel.: 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel.: 33 (1) 47 44 65 55

Franklin BOITIER
Tel.: 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 491 182 360 euros
542 051 180 R.C.S. Nanterre

www.total.com

FOR IMMEDIATE RELEASE

Angola: Total makes second oil discovery
in the Angolan ultra-deep waters of Block 32

Paris, April 20, 2004 – Sonangol, Sociedade Nacional de Combustíveis de Angola, and Total, announce a new oil discovery with the second well drilled in the ultra deep waters of Block 32 on the Angolan offshore.

Drilled in a water depth of 1,540 meters, the Canela-1 well produced in a test phase 6,800 barrels of oil per day, from only one reservoir. The discovery is located in the eastern part of Block 32, approximately 15 kilometers to the southeast of Gindungo-1, the first discovery on the block announced in 2003.

Geological and complementary engineering studies will be made to evaluate the production potential of Canela-1.

Sonangol is the concessionaire of Block 32. Total is the operator with a 30% interest associated with Marathon Oil Company (30%), Sonangol P&P (20%), Esso Exploration and Production Angola (Block 32) Ltd. (15%) and Petrogal (5%).

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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals through its chemicals branch, Atofina. Total has more than 110,000 employees worldwide. More information can be found on the company’s website: www.total.com